

September 27, 2011

VIA U.S. MAIL
Frederick R. Bellamy, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

> Re: Midland National Life Separate Account C
> Midland National Life Insurance Company
> Initial Registration Statement on Form N-4
> File Nos. 333-176870 and 811-7772

Dear Mr. Bellamy:

The staff has reviewed the above-referenced registration statement which the Commission received on September 16, 2011. The filing received a full review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the courtesy copy provided to the staff on September 19, 2011.

1. General

a. Please confirm that once you have established it, the contract name on the front cover page of the prospectus will be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

c. Please note that we will need to review all omitted information prior to accelerating the filing.

2. Summary, page 6

Please state that the prospectus discloses all material features and benefits of the contract.

3. <u>Contract Owner Transaction Fees</u>, page 9

Please disclose the potential $15 transfer charge in the table and in the Charges, Fees and Deductions section on pages 22-23.

4. <u>Periodic Charges Other Than Portfolio Expenses</u>, page 9

Please add the line item "Total Separate Account Annual Expenses" as per Item 3 of Form N-4.

5. <u>Asset Based Administration Charge and Quarterly Contract Maintenance Fee</u>, page 11

a. You state herein that the asset based administration charge is .40%, but the fee table shows the charge as .50%. Please reconcile.

b. Please state here, as you do on page 23, that if one's accumulation value should ever become insufficient to pay the contract maintenance fee, the contract would terminate without value. Please bold the disclosure.

6. <u>Suitability of the Contract</u>, page 11

The prospectus asks the contract owner to represent and warrant that he or she will not purchase the contract as part of certain investment schemes. Please explain supplementally what the consequences to the contract owner would be if the contract were purchased for or later used as part of one of these investment schemes.

7. <u>State Variations</u>, page 12

Please disclose that all material state variations are discussed in the prospectus or in an appendix thereto, and revise the prospectus accordingly.

8. <u>Part C - Item 24</u>

Except where permitted under Rule 483 of the Securities Act of 1933 (the "1933 Act"), please file actual rather than "form of" participation and reinsurance agreements.

9. <u>Power of Attorney</u>

Please provide a Power of Attorney that relates specifically to the 1933 Act file number of the new registration statement. <u>See</u> Rule 483(b) of the 1933 Act.

10. <u>Financial Statements, Exhibits, and Other Information</u>

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

11. <u>Tandy Comment</u>

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products